AB 4/5

SEC Mail Processing Section

Washington, DC 125

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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12060962

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 68203 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 12/01/10 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CCS Transactions, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

33 SOUTH SIXTH STREET, STE 4750
(No. and Street)

| MINNEAPOLIS | MN | 55402 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
THEODORE R. HANSEN, JR. (612) 230-3129
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BLACKMAN KALLICK LLP
(Name – *if individual, state last, first, middle name*)

| 10 SOUTH RIVERSIDE PLAZA, 9TH FLOOR | CHICAGO | IL | 60606 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 07 2012
REGISTRATIONS BRANCH
02

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

AB 4/5

## OATH OR AFFIRMATION

I, THEODORE R. HANSEN, JR. , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CCS TRANSACTIONS, LLC , as of DECEMBER 31 , 2011 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

2-24-12

Title

2-24-12

Notary Public


LEAH L. GARBISCH
NOTARY PUBLIC - MINNESOTA
My Commission Expires Jan. 31, 2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# CCS Transactions, LLC

*Financial Statements for the Period from December 1, 2010 through December 31, 2011*

Financial Statements


Blackman Kallick







## Contents



Blackman Kallick

Blackman Kallick, LLP
10 South Riverside Plaza, 9th Floor
Chicago, IL 60606

Phone: 312-207-1040

## Independent Auditor's Report

Member
CCS Transactions, LLC
Minneapolis, Minnesota

We have audited the accompanying statement of financial condition of **CCS Transactions, LLC** as of December 31, 2011, and the related statements of operations and member's capital and cash flows for the period from December 1, 2010 through December 31, 2011 that the Company is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **CCS Transactions, LLC** as of December 31, 2011, and the results of its operations and its cash flows for the period from December 1, 2010 through December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

*Blackman Kallick, LLP*

February 22, 2012

## CCS Transactions, LLC

*Period from December 1, 2010 through December 31, 2011*



# Financial Statements

# CCS Transactions, LLC



Statement of Financial Condition
*December 31, 2011*

## Assets

| | | |
|---|---|---|
| **Current Assets** | | |
| Cash | $ | 111,713 |
| Client receivables | | 37,500 |
| Unbilled revenue | | 16,265 |
| Prepaid expenses | | 453 |
| | **$** | **165,931** |

## Liabilities and Member's Capital

| | | |
|---|---|---|
| **Current Liabilities** - Due to related party | $ | 19,921 |
| **Member's Capital** | | 146,010 |
| | **$** | **165,931** |

The accompanying notes are an integral part of the financial statements.

## CCS Transactions, LLC

Statement of Operations and Member's Capital
*Period from December 1, 2010 through December 31, 2011*

BK

| | |
|---|---|
| **Revenues** - Fees | $ 455,765 |
| **Expenses** | |
| Salaries | 311,229 |
| Professional fees | 23,777 |
| Regulatory fees | 9,470 |
| Travel | 16,615 |
| Shared general and administrative expenses | 48,601 |
| Other office expenses | 1,133 |
| **Total Expenses** | 410,825 |
| **Net Income** | 44,940 |
| **Member's Capital, Beginning of Period** | 101,070 |
| **Member's Capital, End of Period** | **$ 146,010** |

The accompanying notes are an integral part of the financial statements.

## CCS Transactions, LLC



Statement of Cash Flows
*Period from December 1, 2010 through December 31, 2011*

| | |
|---|---|
| **Cash Flows from Operating Activities** | |
| Net income | $ 44,940 |
| Adjustments to reconcile net income to net cash used in operating activities | |
| Increase in | |
| Receivables | (37,500) |
| Inventories | (16,265) |
| Prepaid expenses and deposits | (72) |
| Increase (decrease) in | |
| Due to related party | 14,874 |
| Accounts payable | (1,288) |
| Net Cash Used in Operating Activities | (40,251) |
| **Net Increase in Cash** | 4,689 |
| **Cash, Beginning of Period** | 107,024 |
| **Cash, End of Period** | **$ 111,713** |

The accompanying notes are an integral part of the financial statements.

**Note 1 - Industry Operations**

CCS Transactions, LLC (the Company) is a Minnesota limited liability company that is a limited broker-dealer, for the purpose of offering private placements. The Company provides financial advisory and investment banking services to institutional clients primarily located in the United States.

The Company is a member of the Financial Industry Regulatory Authority (FINRA) and its membership was approved on December 9, 2010. The Company is wholly owned by Chartwell Financial Advisory, LLC (Member).

**Note 2 - Summary of Significant Accounting Policies**

Aspects of a Limited Liability Company

As a limited liability company, the member's liability is limited to the capital invested. Under the operating agreement, the Company has one class of member interest. Allocation of profits, losses and distributions is in accordance with the terms as defined in the operating agreement. The Company shall remain in perpetuity unless sooner terminated, as provided in the operating agreement.

Cash

The Company maintains its cash in a bank deposit account, which at times may exceed federally insured limits. The Company has not experienced any losses in this account. The Company believes it is not exposed to significant credit risk on cash.

Client Receivables

Client receivable balances are carried at original invoice amount less estimates made for doubtful receivables. Receivables are written off when deemed uncollectible. Recoveries of receivables previously written off are recorded when received.

Unbilled Revenue

Unbilled revenue represents revenue recognized for services provided, but not yet billed to the client.

Revenue Recognition

The Company recognizes revenue when all of the following conditions are satisfied: (1) there is persuasive evidence of an agreement; (2) the service has been provided to the client; (3) the collection of the Company's fees is reasonably assured; and (4) the amount of fees to be paid by the client is fixed or determinable. The Company provides professional services to its clients and revenues are recognized in the period that they are deemed to be earned and collectible under the accrual method of accounting using the proportional performance model. In the proportional performance model, revenue is recognized using the pattern in which benefits to the customer are fulfilled over the term of the contract. Transaction success fee revenues are recognized upon completion of the transaction and when the fees are billable to the client.

**Note 2 - Summary of Significant Accounting Policies** (Continued)

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAPUSA) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the Company. The member is taxed individually on the Company's earnings. Accordingly, the financial statements do not reflect a provision for income taxes.

The Company's application of GAAPUSA regarding uncertain tax positions had no effect on its financial position as management believes the Company has no material unrecognized income tax benefits. The Company would account for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as other expense. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2008.

Subsequent Events

The Company has evaluated subsequent events through February 22, 2012, the date the financial statements are available to be issued.

**Note 3 - Uniform Net Capital Rule**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital requirements such that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 during the first 12 months of the Company's existence and the ratio shall not exceed 15 to 1 subsequent to the initial period. The rule also provides that equity capital may not be withdrawn if the resulting capital ratio would exceed 10 to 1. As of December 31, 2011, the Company had net capital of $91,792, which was $86,792 in excess of its required net capital of $5,000 and a ratio of aggregate indebtedness to net capital of 0.217 to 1.

**Note 4 - Related Party Transactions**

The Company has an expense-sharing agreement with its Member. It has been agreed by the parties that expenses will be allocated in accordance with the agreement. As of December 31, 2011, $19,921 was due to this related party.



**Note 5 - Major Clients**

For the period from December 1, 2010 through December 31, 2011, the Company had two major clients, with fees to each of these clients amounting to more than 10% of total revenues. The percentage of revenue from each such client was 88.2% and 11.8% for the period from December 1, 2010 through December 31, 2011, respectively. The percentage of accounts receivable from each such clients was 0% and 100%, respectively, of the total accounts receivable balance as of December 31, 2011.

Blackman Kallick

Blackman Kallick, LLP
10 South Riverside Plaza, 9th Floor
Chicago, IL 60606

Phone: 312-207-1040

**Independent Auditor's Report on Supplementary Information**
**Required by Rule 17a-5 of the Securities and Exchange Commission**

Member
CCS Transactions, LLC
Minneapolis, Minnesota

We have audited the accompanying financial statements of **CCS Transactions, LLC** as of December 31, 2011 and for the period from December 1, 2010 through December 31, 2011, and have issued our report thereon dated February 22, 2012, which contains an unqualified opinion on those financial statements. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in pages 9-10 and required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

*Blackman Kallick, LLP*

February 22, 2012

BK

## Supplemental Information

BK

Broker or Dealer: CCS TRANSACTIONS, LLC — As of December 31, 2011

**COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 of the SECURITIES AND EXCHANGE COMMISSION**

|  |  | | | | |
|---|---|---|---|---|---|
| 1. | Total ownership equity from Statement of Financial Condition | | | $ 146,010 | [3480] |
| 2. | Deduct: Ownership equity not allowable for Net Capital | | | $ | [3490] |
| 3. | Total ownership equity qualified for Net Capital | | | $ 146,010 | [3500] |
| 4. | Add: | | | | |
| | A. Liabilities subordinated to claims of general creditors allowable in computation of Net Capital | | | $ - | [3520] |
| | B. Other (deductions) or allowable credits (List) | | | $ - | [3525] |
| 5. | Total capital and allowable subordinated liabilities | | | $ 146,010 | [3530] |
| 6. | Deductions and/or charges: | | | | |
| | A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) | $ 54,218 | [3540] * | | |
| | B. Secured demand note deficiency | $ - | [3590] | | |
| | C. Commodity futures contracts and spot commodities - Proprietary capital charges | $ - | [3600] | | |
| | D. Other deductions and/or charges | - | [3610] | $ 54,218 | [3620] |
| 7. | Other additions and/or allowable credits (List) | | | $ - | [3630] |
| 8. | Net Capital before haircuts on securities positions | | | $ 91,792 | [3640] |
| 9. | Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)): | | | | |
| | A. Contractual securities commitments | $ - | [3660] | | |
| | B. Subordinated securities borrowings | $ - | [3670] | | |
| | C. Trading and investment securities: | | | | |
| | 1. Exempted securities | $ - | [3735] | | |
| | 2. Debt securities | $ - | [3733] | | |
| | 3. Options | $ - | [3730] | | |
| | 4. Other securities | $ | [3734] | | |
| | D. Undue concentration | $ - | [3750] | | |
| | E. Other (List) | $ - | [3736] | - | [3740] |
| 10. | Net Capital | | | **$ 91,792** | [3750] |

* Total non-allowable assets balance consists of customer receivables, unbilled revenue and prepaid expenses.

Broker or Dealer: CCS TRANSACTIONS, LLC — As of December 31, 2011

## COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

**Part A**

| | | | | | |
|---|---|---|---|---|---|
| 11. Minimum net capital required (AI/12.5%) | | | $ | 2,490 | [3756] |
| 12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note A | | | $ | 5,000 | [3758] |
| 13. Net Capital requirement (greater of line 11 or 12) | | | $ | 5,000 | [3760] |
| 14. Excess Net Capital (line 10 less 13) | | | $ | 86,792 | [3770] |
| 15. Net capital less greater of 10% of line 19 or 120% of line 12 | | | $ | 85,791 | [3780] |

## COMPUTATION OF AGGREGATE INDEBTEDNESS

| | | | | | |
|---|---|---|---|---|---|
| 16. Total liabilities from Statement of Financial Condition | | | $ | 19,921 | [3790] |
| 17. Add: | | | | | |
| A. Drafts for immediate credit | $ - | [3800] | | | |
| B. Market value of securities borrowed for which no equivalent value is paid or credited | $ - | [3810] | | | |
| C. Other unrecorded amounts (List) | $ - | [3820] | $ | - | [3830] |
| 18. Total aggregate indebtedness | | | $ | 19,921 | [3840] |
| 19. Percentage of aggregate indebtedness to Net Capital (line 18 ÷ line 10) | | | % | 21.70 | [3850] |
| 20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) | | | % | 0.00 | [3860] |

## COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

**Part B**

| | | | |
|---|---|---|---|
| 21. 2% of combined Aggregate Debt items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of date of the Net Capital computation including both brokers or dealers and consolidated subsidiaries' debits | $ | - | [3870] |
| 22. Minimum dollar Net Capital requirement of reporting broker or dealer and minimum Net Capital requirement of subsidiaries computed in accordance with Note A | $ | - | [3880] |
| 23. Net Capital requirement (greater of line 21 or 22) | $ | - | [3760] |
| 24. Excess Net Capital (line 10 less 23) | $ | - | [3910] |
| 25. Net Capital in excess of the greater of: | | | |
| A. 5% of combined Aggregate Debit items or $120,000 | $ | - | [3920] |

There are no material differences between the preceding computation and the Company's corresponding unaudited part II of form X-17A-5 as of December 31, 2011.

The Company claimed an exemption from Rule 15c3-3 based on it maintaining a special account for the exclusive benefit of customers. Therefore, the Company has omitted the schedules of "Computation for Determination of Reserve Requirements under Rule 15c3-3" and "Information for Possession or Control Requirements under Rule 15c3-3."

See independent auditor's report on supplementary information required By Rule 17a-5 of the Securities Exchange Act of 1934.



Blackman Kallick

Blackman Kallick, LLP
10 South Riverside Plaza, 9th Floor
Chicago, IL 60606

Phone: 312-207-1040

## Independent Auditor's Report on Internal Control

Member
CCS Transactions, LLC
Minneapolis, Minnesota

In planning and performing our audit of the financial statements of **CCS Transactions, LLC** (the Company) as of December 31, 2011 and for the period from December 1, 2010 through December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, FINRA and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Blackman Kallick, LLP

February 22, 2012